UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

 4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“Syngenta to sell remedy assets in the EEA in relation to the ChemChina acquisition”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Leandro Conti Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913 media.relations@syngenta.com	Analyst/Investor contacts: Andrew McConville Switzerland +41 61 323 0618 USA +1 202 737 6521

Basel, Switzerland, October 24, 2017

Syngenta to sell remedy assets in the EEA in relation to the ChemChina acquisition

Syngenta announced today that Adama Agricultural Solutions Ltd ("Adama") and Syngenta AG ("Syngenta") have entered into binding agreement with Nufarm Limited (“Nufarm”) to sell a portfolio of crop protection products for an agreed transaction value of USD 490 million. The combined portfolio of products being divested includes off-patent crop protection formulations in the herbicides, fungicides, insecticides and other categories in the EEA. No physical assets (apart from inventory) or personnel will be transferred as part of the transaction. Syngenta will also sell inventory to Nufarm at closing of the transaction, which is expected to occur in the first quarter of calendar year 2018.

The transaction was carried out in accordance with the commitments given to the European Commission relating to ChemChina’s acquisition of Syngenta, which was completed in May 2017. Completion of the transaction is subject to clearance by the relevant European Competition authorities, as well as qualification of Nufarm by the European Commission as a “suitable purchaser”, as stipulated under the commitments. The disposal process has been carried out under the supervision of Duff & Phelps in their role as the monitoring trustee to the European Commission.

Rabobank is acting as exclusive financial advisor to Syngenta in connection with this transaction.

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Syngenta – October 24, 2017 / Page 1 of 2

Cautionary statement regarding forward-looking statements

Some of the statements contained in this press release are forward-looking statements. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any forward-looking statements. These statements are generally identified by words or phrases such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "should", "estimate", "predict", "potential", "continue" or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. Syngenta disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this press release or otherwise.

Syngenta – October 24, 2017 / Page 2 of 2

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	October 24, 2017	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration